Exhibit 99.2

Commission File Number 001-31914

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

(Stock Code: 2628)

Announcement on the Resolutions of the Second Meeting of the Fifth Session of the Board of Supervisors of China Life Insurance Company Limited

The second meeting (the “Meeting”) of the fifth session of the Board of Supervisors of the Company (the “Supervisory Board”) was held on August 26, 2015 at the conference room located at A18 of China Life Plaza. The supervisors were notified of the Meeting by way of a written notice dated August 11, 2015. Out of the Company’s five supervisors, four supervisors attended the Meeting in person, including Miao Ping, chairman of the Supervisory Board, Shi Xiangming, Xiong Junhong and Zhan Zhong, supervisors of the Company. Supervisor Wang Cuifei was on leave for business and authorized in writing Supervisor Zhan Zhong to act on her behalf and cast the votes for her. The time, venue and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China (the “PRC”) and the provisions under relevant laws, administrative regulations, departmental rules, the Company’s Articles of Association (the “AOA”) and Rules of Procedure for the Supervisory Board.

The Meeting was presided over by Chairman Mr. Miao Ping. The supervisors who were present passed the following resolutions unanimously after sufficient review and discussion:

1.	Passed the Proposal Regarding the Interim Financial Reports for the First Half of 2015

Voting result: 5 for, 0 against, with no abstention

2.	Passed the Proposal Regarding the A Share Interim Report for the First Half of 2015 and the H Shares Interim Report for the First Half of 2015

The Supervisory Board believes that:

a.	The preparation and review procedures of these Interim Reports for the First Half of 2015 are in conformity with provisions under relevant laws, regulations, AOA and internal management regulations of the Company.

b.	The content and form of these Interim Reports for the First Half of 2015 meet the requirements of laws, regulations and listing rules of the jurisdictions where the Company is listed; the information contained in each report truthfully, accurately and completely reflects the operation results and financial performance of the Company in the first half of 2015.

c.	No breach of confidentiality by the staff who worked on the preparation and review of these Interim Reports for the First Half of 2015 was detected before this opinion was issued.

Voting result: 5 for, 0 against, with no abstention

Commission File Number 001-31914

3.	Passed the Proposal Regarding the Company’s Internal Audit Work Summary of the First Half of 2015 and the Internal Audit Work Plan for the Second Half of 2015

Voting result: 5 for, 0 against, with no abstention

4.	Passed the Proposal Regarding the Company’s Compliance Report for the First Half of 2015

Voting result: 5 for, 0 against, with no abstention

Board of Supervisors of China Life Insurance Company Limited

August 26, 2015